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PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman Bros., L.P. ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 25th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Craig D. Kaufman (212) 292-8100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 2 2005 WASH, D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Craig D. Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kaufman Bros., L.P. and Subsidiary, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Office

Title

MELISSA MARTINEZ
Notary Public, State of New York
No. 01MA6106361
Qualified in Kings County
Commission Expires March 1, 2008

2/23/05

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

KAUFMAN BROS., L.P. AND SUBSIDIARY

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Kaufman Bros., L.P.

We have audited the accompanying consolidated statement of financial condition of Kaufman Bros., L.P. and Subsidiary (the "Partnership") as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Kaufman Bros., L.P. and Subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 17, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Kaufman Bros., L.P. and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$2,115,910
Certificate of deposit	102,086
Receivable from clearing broker	703,307
Accounts receivable	604,344
Accounts receivable from nonconsolidated affiliate	50,000
Prepaid expenses	101,337
Securities owned	52,149
Other investments, at market or fair value	381,017
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $215,229	85,092
Other assets	25,207
Total assets	$4,220,449

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued compensation costs	$ 936,377
Accounts payable and accrued expenses	262,305
Securities sold, not yet purchased at market value	14,297
Deferred liabilities	91,347
Total liabilities	1,304,326
Partners' capital	2,916,123
Total liabilities and partners' capital	$4,220,449

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION AND BUSINESS

Kaufman Bros., L.P. (the "Partnership") is a Delaware limited partnership formed to engage primarily in investment banking, brokerage and securities trading, corporate consulting and other related activities. The Partnership is managed by KB Management, LLC (the "General Partner") and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. Additionally, the Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The accompanying consolidated statement of financial condition includes the accounts of the Partnership and its wholly owned, nonguaranteed subsidiary, KBRO Capital, LLC ("KBRO LLC"). KBRO LLC was formed on November 15, 1999 as a limited liability company under the laws of the State of New York. KBRO LLC engages primarily in venture capital activities.

All material intercompany balances and transactions have been eliminated in consolidation.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis. Commission revenues and related expenses resulting from customers' securities transactions are recorded on a settlement date basis. On December 31, 2004, the effect of recording securities transactions on settlement dates rather than trade dates is not material to the consolidated statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable represent warrants and restricted stocks, which are not publicly traded and are valued at fair value as determined by the General Partner. Fair value is based upon the consideration of factors such as the value of the underlying security, restrictions on the conversion of the warrant and liquidity of the security. As of December 31, 2004, the General Partner determined that the fair value of all warrants and restricted stocks is $47,250.

NOTE B (continued)

Consulting fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Public offering fees include management and underwriting fees, which are recorded on the date the particular offer is issued.

Other Investments

KBRO LLC holds a 4.76% equity interest in GLQ Entrepia, Inc., a 0.76% equity interest in Entrepia Fund II, L.P. and a 0.66% equity interest in Global Linq International Fund I, LLC. These investments are recorded at fair value, based upon management's assessment on the underlying net asset values.

Income Taxes

The Partnership is organized as a limited partnership, and, therefore, is not subject to Federal, state or local income taxes. The Partnership and KBRO LLC are subject to New York City unincorporated business taxes. However, no provision has been made for unincorporated business taxes as the Partnership has available sufficient net operating loss carryforwards.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the assets' estimated useful lives of three to seven years. Leasehold improvements are amortized over the life of the lease.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE C - RECEIVABLE FROM CLEARING BROKER

In the normal course of business, securities transactions of brokerage customers of the Partnership are cleared through a clearing broker. Pursuant to an agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete such transactions.

At December 31, 2004, an amount of $703,307 is receivable from the clearing broker. The clearing broker is a member of major securities exchanges. At December 31, 2004, all marketable securities owned and the receivables from clearing broker reflected in the consolidated statement of financial condition are positions with and amounts due from this clearing broker. The Partnership is subject to credit risk to the extent that the clearing broker may be unable to fulfill its obligation to return the Partnership's securities or repay amounts owed.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

The Partnership leases office space under an operating lease having noncancelable lease terms in excess of one year. The minimum annual rental commitments are:

Year ending December 31,	
2005	$ 429,080
2006	417,272
2007	156,917
	$1,003,269

Rent expense has been recorded based on the total minimum lease payments allocated evenly over the life of the lease. At December 31, 2004, the excess of cumulative rent expense over amounts paid through December 31, 2004 is recorded as deferred liabilities.

The lease calls for a security deposit of $100,000, which has been satisfied by a letter of credit. The Partnership has collateralized such letter of credit with a certificate of deposit.

The Partnership is a defendant in legal actions. In the opinion of management, after consultation with legal counsel, the ultimate outcome of these matters will not have a material adverse effect on the financial condition of the Partnership.

NOTE E - REVOLVING SUBORDINATED BORROWING

The Partnership has a $1,000,000 one-year Revolving Subordinated Credit agreement with JP Morgan Chase Bank. This agreement is due to mature on April 15, 2005 and is expected to be renewed for another year. The Revolving Subordinated Credit agreement has been approved as regulatory capital and constitutes part of the Partnership's net capital under the Securities and Exchange Commission's Uniform Capital Rule 15c3-1. The Partnership has the right to repay all or part of the Revolving Subordinated Credit agreement prior to maturity. There is no outstanding balance as of December 31, 2004.

The Partnership had a $1,000,000 Junior Subordinated Revolving Credit Agreement with UBS Americas Inc. The borrowing was fully paid on March 24, 2004.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into various equity transactions as principal. The execution, settlement and financing of these transactions may result in off-balance-sheet risk or concentration of credit risk.

From time to time, the Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Partnership will incur a loss if the market price of the securities increases before such time that the Partnership purchases the securities.

The Partnership is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE G - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Partnership had net capital of $1,439,479, which exceeded required net capital of $250,000 by $1,189,479. The Partnership's ratio of aggregate indebtedness to net capital was 0.90 to 1.

NOTE G (continued)

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Partnership and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

KAUFMAN BROS., L.P. AND SUBSIDIARY

December 31, 2004

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Kaufman Bros., L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Kaufman Bros., L.P. and Subsidiary (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 17, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

THE CHRYSLER CENTER
666 Third Avenue
New York, New York 10017
Tel: 212 599-0100
Fax: **212 370-4520**
www.grantthornton.com